FIRST AMENDMENT TO COMMITMENT AGREEMENT
THIS FIRST AMENDMENT to the commitment agreement dated February 4, 2022 (the “Commitment Agreement”) between Brookfield Asset Management, a corporation existing under the laws of the Province of Ontario (“BAM”) and Brookfield Business Partners L.P., a limited partnership existing under the laws of Bermuda (“BBU”) is made as of the 5th day of May, 2022. Capitalized terms used but not defined herein shall have the meanings given to them in the Commitment Agreement.
WHEREAS pursuant to the Commitment Agreement, BAM agreed to subscribe for, or cause one or more members of the BAM Group to subscribe for, up to one billion dollars ($1,000,000,000) of Preferred Securities of one or more of the BBU Subsidiary Issuers, on the terms and conditions set forth therein; and
WHEREAS BAM and BBU wish to amend the Commitment Agreement to increase BAM’s commitment by an additional five hundred million dollars ($500,000,000);
NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:
1.Amendment to Section 2.1
Section 2.1 of the Commitment Agreement is hereby deleted in its entirety and replaced with the following:
“2.1During the Commitment Period, BAM hereby commits to BBU to subscribe for, or to cause one or more members of the BAM Group to subscribe for, on and subject to the terms and conditions of this Commitment Agreement, Preferred Securities of BBU Subsidiary Issuers for an aggregate cash purchase price of up to one billion five hundred million dollars ($1,500,000,000) (the “Commitment”).”
2.Representations and Warranties
2.1BAM hereby represents and warrants to BBU that:
2.1.1it is validly organized and existing under the laws of the Province of Ontario;
2.1.2it has the power, capacity and authority to enter into this Amendment and to perform its duties and obligations hereunder;
2.1.3it has taken all necessary action to authorize the execution, delivery and performance of this Amendment;
2.1.4the execution and delivery of this Amendment by it and the performance by it of its obligations hereunder do not and will not contravene, breach or result in any default under its articles, by-laws, constituent documents or other organizational documents; and

2.1.5no authorization, consent or approval, or filing with or notice to any Person is required in connection with the execution, delivery or performance by it of this Amendment; and this Amendment constitutes a valid and legally binding obligation of it enforceable against it in accordance with its terms, subject to (i) applicable bankruptcy, insolvency, moratorium, fraudulent conveyance, reorganization and other laws of general application limiting the enforcement of creditors’ rights and remedies generally and (ii) general principles of equity, including standards of materiality, good faith, fair dealing and reasonableness, equitable defenses and limits as to the availability of equitable remedies, whether such principles are considered in a proceeding at law or in equity.
2.2Brookfield Business Partners Limited (the “General Partner”), in its capacity as the general partner of BBU, hereby represents and warrants to BAM that:
2.2.1each of BBU and the General Partner is validly organized and existing under the relevant laws governing its formation and existence;
2.2.2the General Partner has the power, capacity and authority to enter into this Amendment and to perform its duties and obligations hereunder on behalf of BBU;
2.2.3the General Partner has taken all necessary action to authorize the execution, delivery and performance of this Amendment on behalf of BBU;
2.2.4the execution and delivery of this Amendment by the General Partner on behalf of BBU and the performance by BBU of its obligations hereunder do not and will not contravene, breach or result in any default under the organizational documents of the General Partner or BBU, as applicable;
2.2.5no authorization, consent or approval, or filing with or notice to any Person is required in connection with the execution, delivery or performance by the General Partner on behalf of BBU of this Amendment; and
2.2.6this Amendment constitutes a valid and legally binding obligation of BBU enforceable against it in accordance with its terms, subject to: (i) applicable bankruptcy, insolvency, moratorium, fraudulent conveyance, reorganization and other laws of general application limiting the enforcement of creditors’ rights and remedies generally; and (ii) general principles of equity, including standards of materiality, good faith, fair dealing and reasonableness, equitable defenses and limits as to the availability of equitable remedies, whether such principles are considered in a proceeding at law or in equity.
3.Governing Law

This Amendment shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.
4.General
4.1.Except as modified herein, all terms and condition of the Commitment Agreement shall remain in full force and effect.
4.2.This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall be construed together as one agreement.
[NEXT PAGE IS THE SIGNATURE PAGE]

IN WITNESS WHEREOF the parties hereto have executed this Amendment as of the date first written above.

BROOKFIELD ASSET MANAGEMENT INC.
By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Senior Vice President
BROOKFIELD BUSINESS PARTNERS L.P. by its general partner BROOKFIELD BUSINESS PARTNERS LIMITED
By:	/s/ James Bodi
Name: James Bodi Title: Vice President